UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

402635502

(CUSIP Number)

Steven Weiser

Silver Point Capital, L.P.

2 Greenwich Plaza, Suite 1

Greenwich, CT 06830

203-542-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 8,065,822
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 8,065,822

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 8,065,822
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 40%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

*	See Item 5.
1

As reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on August 2, 2023, as of July 27, 2023, there were 18,678,638 shares of Common Stock, and as of June 30, 2023, 46,459 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”) issued and outstanding. Percent ownership calculations in this Schedule 13D are calculated by using a denominator of (a) 18,678,638 shares of the Issuer’s common stock outstanding plus (b) 1,695,929 shares of common stock issuable upon the conversion of the 23,743 shares of Preferred Stock outstanding beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 8,065,822
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 8,065,822

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 8,065,822
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 40%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Robert J. O’Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 8,065,822
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 8,065,822

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 8,065,822
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 40%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

Explanatory Note

This Amendment No. 5 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on May 27, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on June 10, 2021,as further amended by Amendment No. 2 filed by the Reporting Persons on June 21, 2021 as further amended by Amendment No. 3 filed by the Reporting Persons on June 23, 2023 and as further amended by Amendment No. 4 filed by the Reporting Persons on June 28, 2023 (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

On September 5, 2023, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P. by SPCP Offshore IV, Inc. as its designated affiliate, Silver Point Distressed Opportunities Fund, L.P., and Silver Point Distressed Opportunity Institutional Partners, L.P. executed a block trade of 800,000 shares for $118.00 a share pursuant to Rule 144 of the Securities Act of 1933.

Other than as described above, the Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented to add the following as exhibits:

(a)

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own 8,065,822 Shares, consisting of (a) 6,369,893 Shares plus (b) 1,695,929 Shares issuable upon the exercise of 23,743 shares of Preferred Stock. These amounts do not include up to 24,412 Reserved Shares, which amounts may be received at a later date as a distribution in connection with the Plan.

As reported in the Company’s Form 10-Q , as filed with the SEC on August 2 , 2023, as of July 27, 2023, there were 18,678,638 shares of Common Stock and as of June 30, 2023, 46,459 shares of Preferred Stock issued and outstanding (which shares of Preferred Stock vote together on an as-converted basis with the Common Stock as a single class). Percent ownership calculations in this Schedule 13D are calculated by using a denominator of (a) 18,678,638 shares of the Issuer’s common stock outstanding plus (b) 1,695,929 shares of common stock issuable upon the conversion of the 23,743 shares of Preferred Stock beneficially owned by the Reporting Persons. Assuming conversion of all outstanding shares of the Issuer’s Preferred Stock, the Reporting Persons beneficially own approximately 36.7% of the outstanding voting securities of the Issuer (including in the denominator all 3,300,000 shares of common stock issuable upon the conversion of the Preferred Stock outstanding).

(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	The disclosure in Item 4 herein is incorporated by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented to add the following as exhibits:

Exhibit 1	Joint Filing Agreement, dated as of September 8, 2023, by and among the Reporting Persons.

Exhibit 2	Cooperation Agreement, dated as of May 17, 2021, by and among Gulfport Energy Corporation and Silver Point Capital, L.P. (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

Exhibit 3	Power of Attorney of Edward A. Mulé (incorporated herein by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the SEC on February 16, 2016 relating to TopBuild Corp.).

Exhibit 4	Power of Attorney of Robert O’Shea (incorporated herein by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the SEC on February 16, 2016 relating to TopBuild Corp.).

Exhibit 5	Registration Rights Agreement dated as of May 17, 2021, by and among the Issuer and the other parties signatory hereto (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2023

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O’Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact